UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File No. 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Translation of registrant’s name into English)

82 Richmond Street East, Suite 200, Toronto, Ontario M5C 1P1 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Tanzanian Royalty Exploration Corporation is disclosing this presentation prepared by the Company (the “Corporate Presentation”). The Corporate Presentation includes discussion regarding the Company and an update of its principal property, the Buckreef Project, which is attached hereto as Exhibit 99.1.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Form 6-K is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information contained in this Form 6-K constitutes material investor information that is not otherwise publicly available.

The Securities and Exchange Commission encourages registrants to disclose forward-looking information so that investors can better understand the future prospects of a registrant and make informed investment decisions. This Form 6-K and exhibit may contain these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and which involve risks, uncertainties and reflect the registrant’s judgment as of the date of this Form 6-K. Forward-looking statements may relate to, among other things, operating results and are indicated by words or phrases such as “expects,” “should,” “will,” and similar words or phrases. These statements are subject to inherent uncertainties and risks that could cause actual results to differ materially from those anticipated at the date of this Form 6-K. Investors are cautioned not to rely unduly on forward-looking statements when evaluating the information presented within.

Document included as part of this Report:

Exhibit No.

Ex99.1:      Corporate Presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation
(Registrant)

By:	/s/ James Sinclair
James E. Sinclair
Executive Chairman

Date: September 7, 2018

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